Gastar Exploration Ltd.

1331 Lamar Street, Suite 1080

Houston, Texas 77002

December 21, 2005

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 7010

Washington, D.C. 20549-7010

Attention:	H. Roger Schwall, Assistant Director Ms. Mellissa Campbell Duru

Re:	Gastar Exploration Ltd. Amendment No. 4 to Registration Statement on Form S-1 File No. 333-127498 Filed December 22, 2005

Ladies and Gentlemen:

This letter is filed with a final pre-effective amendment to the above referenced registration statement on Form S-1. Our counsel was advised orally by Ms. Mellissa Campbell Duru of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) that the Staff would have no further comments to the registration statement. While we believe the amendments reflected in this filing are minor, we recognize the Staff reserves the right to make further comments. We are filing this amendment to update and correct a few final items, including:

1. Reducing the number of shares registered and revise share numbers resulting from the issuance of 1,082,105 shares upon the exercise and surrender of the first subscription receipts which were exercised on December 19, 2005. This also eliminated registration of an estimated number of shares to be issued upon such exercise. Related revisions are reflected on the facing page, the cover and back pages of the prospectus, on pages 3, 5, 29, 70, 76 and the “Selling Shareholders” section and table starting on page 78. The subsequent events note to the financial statements on page F-35 was also revised and a consent of the auditor filed. Item 15 of Part II has also been updated to reflect this issuance.

2. Filing two exhibits. A revised stock plan was filed as an exhibit. The prior stock plan exhibit was a version that failed to include an incorporated amendment related to cashless exercises. A newly adopted ethics policy is also being filed.

3. Eliminating unnecessary disclosure on page 65 of the absence of issuance of stock appreciation rights and restricted stock because the company’s stock option plan does not provide for such awards. The previous disclosure implied that such awards could be granted in the future.

Securities and Exchange Commission

Division of Corporation Finance

December 21, 2005

We would appreciate receiving any further comments from the Staff, if any, as soon as possible, so that the company can request effectiveness at the earliest time. As mentioned previously, the Company stands to incur penalties if the registration statement is not effected soon. You may contact either the undersigned at (281-216-6616) or our counsel at Vinson & Elkins, Mark Kelly (713-758-4592) or Jim Prince (713-758-3710).

/s/ Michael A. Gerlich

Vice President and

Chief Financial Officer